March 26, 2010

VIA EDGAR

Terrance O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	TechPrecision Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 25, 2009 Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 51378

Dear Mr. O’Brien:

This letter is submitted on behalf of TechPrecision Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2009 (filed June 25, 2009) (the “Form 10-K”) and quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 (filed November 12, 2009) (the “Form 10-Q”), as set forth in your letter to the Company dated March 10, 2010. For reference purposes, the text of the comments contained in your letter dated March 10, 2010 has been reproduced herein (in bold), with the Company’s response below such comment.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

General
1.
In your response to prior comment 1, you state you will provide expanded disclosure in future filings, including quantified analysis of the impact from material customer cancellations of purchase orders and other known material trends and uncertainties affecting future sales to you significant customers.  However the MD&A in your Form 10-Q for the period ending December 31, 2009, does not include an analysis of the expected impact from the cancelled orders and reduced sales to GT Solar, your largest customer.  Please refer to our prior comment and provide us with an example of disclosure you intend to include in your next quarterly report.

Company Response:

At the time of our Form 10-Q filing for the period ending December 31, 2009, we misunderstood the nature of this comment and believed it was a prospective request by the staff related to future Form 10-K filings.  Our intention was to expand the disclosure in our next Form 10-K filing for the period ending March 31, 2010.  We now appreciate that the staff intended this comment to address prospective filings on both Form 10-Q and Form 10-K.

Please find below a specific example of the disclosure we propose to include in our future quarterly and annual reports:

“The Company historically has experienced, and continues to experience, customer concentration.  In any year, it is likely that four to five significant customers (albeit not always the same customers from year to year) will account for 5% to 60% individually and up to 80% in the aggregate of our total annual revenues.  A significant loss of business from the Company’s largest customer or a combination of several of our significant customers could result in lower operating profitability and/or operating losses if the Company is unable to replace such lost revenue with revenue from other sources.  A material, sustained downturn in revenue could make it more challenging for the Company to meet debt covenants under its existing long-term debt agreements.  If the Company defaulted on such covenants and was unable to cure the defaults or obtain waivers, the lending bank could choose to accelerate payment of any amounts outstanding under various debt facilities and, under certain circumstances, the bank may be entitled to cancel the facilities.  If the bank chose to accelerate our obligations, such acceleration may cause the Company’s cash position to deteriorate or, if cash on hand were insufficient to satisfy any payment due, may require the Company to obtain alternate financing.”

We anticipate adding this type of disclosure to the portion of our MD&A that addresses customer concentration.  We recognize that the staff has encouraged us to provide quantitative disclosure where possible.   However, due to the fact that TechPrecision’s mix of business-by-industry and customer type can shift from period to period, it is difficult to provide meaningful quantitative analysis of the impact of material customer cancellations beyond indicating that the revenue that we would otherwise anticipate receiving would not materialize in the event of a cancellation.  We currently disclose our largest two to three significant customers who account for 10% or more of our revenue within any reporting period.

By way of illustration of the difficulty in predicting our customers’ needs, trends within the solar industry—in which our largest current customer operates—have been volatile and difficult to predict during the preceding fourteen months due to the global economic downturn.  Accordingly, we have been reluctant to provide guidance on trends within the solar sector and the potential impact of those trends on our business.

*    *    *    *

The Company appreciates the Staff’s attention to the review of the Form 10-K and Form 10-Q.  Please do not hesitate to contact the undersigned or Richard F. Fitzgerald, the Company’s Chief Financial Officer, at (302) 656-7580, if you have any questions regarding this letter.

Sincerely,

/s/ Louis A. Winoski
Louis A. Winoski
Chief Executive Officer
TechPrecision Corporation

cc:           Ms. Tracey McKoy (SEC Division of Corporate Finance)
Mr. Richard F. Fitzgerald (TechPrecision Corporation)
Mr. William A. Scari, Jr. (Pepper Hamilton LLP)